                                                  Issuer Free Writing Prospectus
                                                      Filed Pursuant to Rule 433
                                            Registration Statement No. 333-69848
                                                                February 7, 2007

                                   ANTHRACITE
                                3,000,000 SHARES
              8.25% SERIES D CUMULATIVE REDEEMABLE PREFERRED STOCK
                                $25.00 PER SHARE
                                FINAL TERM SHEET

As used in this Free Writing Prospectus, the terms "we," "our" and "us" refer to
Anthracite Capital, Inc.

ISSUER:                          Anthracite Capital, Inc.

SECURITIES OFFERED:              3,000,000 shares of our 8.25% Series D
                                 Cumulative Redeemable Preferred Stock, or our
                                 Series D Preferred Stock (3,450,000 shares if
                                 the underwriters' overallotment option is
                                 exercised in full), at $25.00 liquidation
                                 preference per share.

TYPE OF OFFERING:                Our Series D Preferred Stock is being offered
                                 pursuant to a registration statement (No.
                                 333-69848) filed by us with the Securities and
                                 Exchange Commission, or the SEC. Our prospectus
                                 supplement filed or to be filed with the SEC,
                                 together with the accompanying prospectus,
                                 which we collectively refer to as the
                                 prospectus, also constitutes a part of the
                                 registration statement.

GROSS OFFERING AMOUNT:           $75,000,000.

PROCEEDS, BEFORE EXPENSES, TO
ISSUER:                          $72,637,500 ($83,533,125 if the underwriters'
                                 overallotment option is exercised in full).

DIVIDENDS:                       Investors will be entitled to receive
                                 cumulative cash dividends on our Series D
                                 Preferred Stock from the date of original
                                 issuance in the amount of $2.0625 per share
                                 each year, which is equivalent to a rate of
                                 8.25% of the $25.00 liquidation preference per
                                 share. However, during any period of time that
                                 both (i) our Series D Preferred Stock is not
                                 listed on the New York Stock Exchange, or NYSE,
                                 The NASDAQ Stock Market, or NASDAQ, or the
                                 American Stock Exchange, or AMEX, and (ii) we
                                 are not subject to the reporting requirements
                                 of the Securities Exchange Act of 1934, as
                                 amended, or the Exchange Act, but shares of our
                                 Series D Preferred Stock are outstanding, the
                                 cumulative cash dividends payable during such
                                 period on our Series D Preferred Stock will
                                 increase from $2.0625 per share each year to
                                 $2.3125 per share each year, which is
                                 equivalent to a rate of 9.25% of the $25.00
                                 liquidation preference per share. Beginning on
                                 April 30, 2007, dividends on our Series D
                                 Preferred Stock will be payable quarterly in
                                 arrears on January 31, April 30, July 31 and
                                 December 31 of each year, or if not a business
                                 day, the immediately preceding business day.
                                 Dividends paid to investors on our Series D
                                 Preferred Stock will be cumulative from the
                                 date of original issuance, which we expect to
                                 be February 12, 2007. The first dividend, which
                                 will be payable on April 30, 2007, will be for
                                 less than a full quarter.

TRADE DATE:                      February 7, 2007.

SETTLEMENT DATE:                 Delivery of the shares of our Series D
                                 Preferred Stock will be made against payment
                                 therefor on or about February 12, 2007. The
                                 underwriters expect to deliver the shares of
                                 Series D Preferred Stock to purchasers on
                                 February 12, 2007, which is the third business
                                 day following the trade date. Pursuant to Rule
                                 15c6-1 under the Exchange Act, trades in the
                                 secondary market are generally required to
                                 settle in three business days, unless the
                                 parties to any such trade expressly agree
                                 otherwise. Accordingly, purchasers who wish to
                                 trade our Series D Preferred Stock before the
                                 settlement of this offering will be required,
                                 by virtue of the fact that the offered shares
                                 will settle in three business days, to specify
                                 an alternate settlement cycle at the time of
                                 any such trade to prevent a failed settlement.
                                 Purchasers of our Series D Preferred Stock who
                                 wish to trade the shares on the date of pricing
                                 or during the next three business days should
                                 consult their own advisors.

OPTIONAL REDEMPTION:             Except pursuant to a special optional
                                 redemption and in limited circumstances to
                                 preserve our status as a REIT, we may not
                                 redeem our Series D Preferred Stock prior to
                                 February 12, 2012. On or after February 12,
                                 2012, we may, at our option, redeem shares of
                                 our Series D Preferred Stock, in whole or in
                                 part, at any time and from time to time, for
                                 cash at $25.00 per share, plus an amount equal
                                 to all accumulated and unpaid dividends, if
                                 any, to and including the redemption date.

EXPECTED RATING:                 We have not requested a rating for our Series D
                                 Preferred Stock.

USE OF PROCEEDS:                 We expect to receive net proceeds from the sale
                                 of the Series D Preferred Stock of
                                 approximately $72.4 million (or approximately
                                 $83.3 million if the underwriters exercise
                                 their over-allotment option in full) after
                                 deducting the underwriting discounts and
                                 commissions and estimated offering expenses. We
                                 intend to use the net proceeds to make
                                 investments in commercial real estate
                                 securities and commercial real estate loans and
                                 for general corporate purposes. Pending
                                 application of net proceeds, we expect to
                                 invest the net proceeds in interest-bearing
                                 accounts and short-term interest-bearing
                                 securities that are consistent with our
                                 qualification as a REIT.

SOLE BOOKRUNNER:                 Bear, Stearns & Co. Inc.

CO-MANAGERS:                     Stifel Nicolaus, Deutsche Bank Securities,
                                 Jefferies & Company, RBC Capital Markets,
                                 Cantor Fitzgerald & Co.

FEES:                            We have agreed to pay the underwriters a gross
                                 underwriting fee of 3.15%, or $0.7875 per share
                                 of our Series D Preferred Stock sold in the
                                 offering. This underwriting fee is made up of
                                 the following:

                                 o    up to 2.0%, or $0.50 per share, is the
                                      selling concession, which is the discount
                                      offered to brokers to help facilitate the
                                      offering; and

                                 o    1.15%, or $0.2875 per share, is the
                                      management and underwriting commission,
                                      which is the spread that accrues to the
                                      underwriters in proportion to the number
                                      of shares for which each underwriter was
                                      responsible.

                                 Of the 2.0% selling concession, up to 1.8%, or
                                 $0.45 per share, is the reallowance, which is
                                 the fee that the underwriting group pays to a
                                 securities firm that is not one of the
                                 underwriters, but which still sells shares in
                                 the offering.

FURTHER ISSUANCES:               We may from time to time, without the consent
                                 of the holders of our Series D Preferred Stock,
                                 issue additional shares of our Series D
                                 Preferred Stock having the same ranking and
                                 liquidation preference and other terms as the
                                 Series D Preferred Stock being offered hereby
                                 except for the issue price and issue date.

CUSIP NO.:                       037023405

     The following replaces the text under "Ratio of Earnings to Combined Fixed
Charges and Preferred Stock Dividends" on page S-8 of the preliminary prospectus supplement, dated February 5, 2007, related to the Series D Preferred Stock:

                   RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                          AND PREFERRED STOCK DIVIDENDS

     The historical ratio of earnings to combined fixed charges and preferred stock dividends for the periods indicated is as follows:

                                                      NINE MONTHS                   YEAR ENDED DECEMBER 31,
                                                         ENDED               --------------------------------------
                                                   SEPTEMBER 30, 2006        2005     2004    2003    2002    2001
                                                   ------------------        ----     ----    ----    ----    ----

Ratio of Earnings to Combined Fixed Charges and
     Preferred Stock Dividends ..................        1.20                1.34     1.16     --      1.61    1.68

     For the purpose of calculating the above ratios, earnings represent:

     o   income from continuing operations before adjustment for income or loss from equity investees; plus

     o   fixed charges; plus

     o   amortization of capitalized expenses related to indebtedness; plus

     o   distributed income of equity investees; minus

     o   preferred stock dividend requirements of consolidated subsidiaries.

     Combined fixed charges and preferred stock dividends represent:

     o   interest expensed; plus

     o   amortized premiums, discounts and capitalized expenses related to indebtedness; plus

     o   preferred stock dividend requirements of consolidated subsidiaries.

     The ratios are based solely on historical financial information and no pro forma adjustments have been made thereto. For the year ended December 31, 2003, earnings were insufficient to cover combined fixed charges and preferred stock dividends by $20.2 million.

         THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS)
WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU
INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER
DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT
THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING
EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY
UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU
THE PROSPECTUS IF YOU REQUEST IT BY CALLING BEAR, STEARNS & CO. INC. TOLL FREE
AT 1-800-999-2000.